UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Xerium Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of class of securities)

98416J118
(CUSIP number)

Marc Saiontz
American Securities LLC
299 Park Ave, 34th Floor
New York, NY 10016
(212) 476-8000
Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

March 26, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 8416J118	13D/A	Page 2

1		NAME OF REPORTING PERSONS AS INVESTORS, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 3

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 4

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 5

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 6

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.87% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 7

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,177,267 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,177,267 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,267 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IA

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) AS Investors, LLC (“AS Investors”), (ii) American Securities Partners V, L.P., a Delaware limited partnership (“ASP V”), (iii) American Securities Partners V(B), L.P., a Delaware limited partnership (“ASP V(B)”), (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”, the owners of membership interests in AS Investors), (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (“Xerium” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.                    Purpose of Transaction

Item 4 is supplemented as follows:

The Advisor, on behalf of the Reporting Persons, provided a letter to Xerium, dated May 4, 2015 (the “Letter”), indicating an interest in pursuing a merger transaction with Xerium in order for the Reporting Persons to acquire all of the shares of Common Stock not already beneficially owned by the Reporting Persons (the “Transaction”).  Confidential Treatment has been requested with respect to certain portions of the Letter.  The Letter is not a legally binding offer or agreement of the Reporting Persons and neither the Reporting Persons nor Xerium have entered into any legally binding agreement with respect to the Transaction (other than the NDA (as described in Item 6 of this Amendment No. 2)).  The information set forth under Item 6 of this Amendment No. 2 is incorporated herein by reference.

Xerium responded to the Letter and indicated to the Advisor that it was not willing to proceed negotiating a transaction based on the terms set forth in the Letter.  As a result, the Reporting Persons have determined not to pursue the Transaction.  The Reporting Persons continue to reserve all of its rights with respect to Common Stock, including, without limitation, determining to sell, transfer or otherwise dispose of the Common Stock in private or public transactions or, subject to the terms of the NDA, purchasing or acquiring additional shares of Common Stock in private or public transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference as of June 12, 2015. As of June 12, 2015, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of 2,164,338 shares of Common Stock, representing approximately 13.87% of the outstanding shares of Common Stock, based on 15,593,708 shares of Common Stock outstanding as of May 8, 2015, as reported in Xerium’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2015.  As a result of their relationship to AS Investors, ASP V, ASP V(B), ASP V(C), GP, and Advisor may also be deemed to be beneficial owners of Xerium.  Additionally, as of June 12, 2015, Advisor directly owns 12,929 shares of Common Stock.  Accordingly, as of June 12, 2015, Advisor may be deemed to be the beneficial owner of an aggregate of 2,177,267 shares of Common Stock, representing 13.96% of the outstanding shares of Common Stock.

(c) No transactions with respect to shares of Common Stock were effected during the past 60 days by any of the Reporting Persons or by any of the Scheduled Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

The information set forth under Item 4 of this Amendment No. 2 is incorporated herein by reference.

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In connection with the Reporting Persons’ consideration of the Transaction, and prior to the delivery of the Letter by the Advisor, the Advisor and Xerium entered into a Confidentiality Agreement, dated March 26, 2015 (the “NDA”), and Xerium agreed in the NDA to provide the Advisor and its representatives with certain confidential and proprietary information of Xerium.  The Advisor agreed in the NDA that it would not acquire or propose to acquire any of the Xerium’s voting securities by way of acquisition, tender or exchange offer, merger, other business combination, or any other extraordinary transaction (including any recapitalization, restructuring, liquidation or dissolution) or effect or participate in the solicitation of proxies, consents to vote any voting securities of Xerium or seek to include any proposal or nomination in Xerium’s proxy statement, in each case whether acting alone or in concert with other parties for a period ending on the earliest of (i) March 26, 2016, (ii) the date of the consummation of the Transaction, (iii) the date on which a tender or exchange offer is made for the securities of Xerium in connection with the consummation of the Transaction, (iv) the date on which a person or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) commences a proxy solicitation in which the person or “group” would, if successful, elect or acquire the ability to elect a majority of Xerium’s Board, (v) the date on which a person or “group” (within the meaning of Section 13(d) under the Act) acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated pursuant to the Act) representing 20% or more of the voting power of the outstanding securities of Xerium, or (vi) the date on which Xerium files for bankruptcy or reorganizes in connection with a bankruptcy or insolvency proceeding.  The NDA further provides that the restrictions described above shall not affect any rights that the Reporting Persons have under the Director Nomination Agreement, dated May 25, 2010, between Xerium and AS Investors, and shall not preclude the Reporting Persons in any way from exercising any rights that it may have with respect to the shares of Common Stock it holds, including, without limitation, the disposition of such shares and the voting of such shares in its sole discretion, including with respect to the election of the members of Xerium’s Board of Directors or on any other matters coming before the shareholders of Xerium.

Item 7.                    Material to Be Filed as Exhibits

1.	Confidentiality Agreement, dated March 26, 2015, by and among American Securities LLC and Xerium Technologies, Inc.

2.
Letter to Xerium Technologies, Inc., dated May 4, 2015, by American Securities LLC.  Confidential Treatment has been requested for certain portions of this document.  The omitted portions of this document have been filed separately with the Securities and Exchange Commission.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By /s/ Marc Saiontz
Name:	Marc Saiontz
Title:	Vice President
Date:	June 12, 2015

AMERICAN SECURITIES PARTNERS V, L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 12, 2015
AMERICAN SECURITIES PARTNERS V(B), L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 12, 2015
AMERICAN SECURITIES PARTNERS V(C), L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 12, 2015

AMERICAN SECURITIES ASSOCIATES V, LLC

By: /s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 12, 2015

AMERICAN SECURITIES LLC

By: /s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	June 12, 2015

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